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Follow-Up Materials

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REGISTRANT'S NAME Raffles Medical Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 4926 FISCAL YEAR 12/31/01

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OICF/BY: dlw

DATE : 6/13/02

A Healing Sanctuary



RafflesMedicalGroup

Annual Report 2001

Contents



萊佛士醫院 RafflesMedicalGroup

Corporate Profile

We are one of Singapore's leading private healthcare providers. Founded in 1976, we have grown from a two-clinic general practice to a fully integrated healthcare organisation.

We own Singapore's largest network of private clinics with 60 clinics distributed throughout the island, as well as 6 clinics in Hong Kong and a representative office in Indonesia. Our flagship Raffles Hospital is a tertiary hospital offering a comprehensive range of specialist services combined with some of the most advanced medical technology and dedicated nursing care.

Our corporate philosophy is "To Our Patients Our Best".

As a group practice, our physicians and specialist consultants work as a team for a holistic approach to patient care. We are committed to give our best – leveraging on our individual talents and gifts, training and learning – for the best interests of our patients.

A Healing Sanctuary



Working in ***harmony*** *for the best interests of our patients*

We are a group of doctors, nurses and healthcare managers, pooling our talents and gifts, training and learning, for the benefit of our patients.

Grand Piano, Main Lobby, Raffles Hospital



"We are confident of continued growth in revenue as we broaden and strengthen our operations ... With signs of global economic recovery, we are upbeat in our outlook for this year."

Dear Shareholders

A Landmark Year

The year 2001 was a landmark year for Raffles Medical Group. We reached two major milestones that signify a new era of our corporate history – our Silver Jubilee and the opening of Raffles Hospital.

Raffles Hospital is the realisation of a very simple vision – "To Our Patients Our Best". The care of our patients has always been our raison d'etre and this corporate philosophy has been the driving force behind our phenomenal growth over the last quarter of a century.

In 25 years, our revenue grew from $240,000 to $77 million, an appreciation of 320 times. We have progressed from a two-clinic general practice to a multidisciplinary group practice of 120 family physicians, specialists and dental surgeons. Nursing, healthcare and support staff grew from 8 to 748.

We now deliver care to 850,000 patients and are also doctors to the staff of 4,500 corporate clients. From our established local operations, we have also ventured into Hong Kong and will expand to other countries in time.

Strong Revenue Growth

The economic uncertainty, regional turmoil and global recession that loomed over the year were exacerbated by the reverberations from the September 11 tragedy in New York and Washington. Despite these tumultuous events, the Group has done reasonably well.

For the full year of 2001, the Group achieved revenue growth of 22.2% from $62.8 million to $76.7 million over the previous year. Growth in clinic operations and the new Raffles Hospital have contributed to the Group's increase in revenue.

At the operating level before exceptional items, the Group achieved profits of $1.1 million in spite of Raffles Hospital's maiden year loss. After providing for $1.7 million in exceptional items, $6.6 million share of associated company's losses and $1.5 million of tax payable by profitable companies, the Group incurred an after tax operating loss of $8.7 million.

Return to Profitability

We are confident the consolidated results of the Group will return to profitability in 2002. Our fundamentals are strong and there is evidence that the full benefits of being an integrated healthcare provider is flowing through.

Raffles Hospital has expanded the Group's business base significantly and will play an increasingly prominent role in generating revenue. It has already begun to pull its weight and posted a strong performance even in its maiden year. As it continues to attract more specialists and scale up its services, we expect it to reach break even point in 2002.

Promising Growth Prospects

We are confident of continued growth as we broaden and strengthen our operations in Singapore and Hong Kong. With signs of global economic recovery, we are upbeat in our outlook for this year.

The Group is well positioned with strong cash reserves of $20 million. We are thus able to scale up our operations in response to the opportunities afforded by the changing dynamics of the both local and regional markets.

The focus of this year is to grow the hospital business and establish our reputation as a full service private tertiary hospital of choice. We will engage more specialists, expand existing services and scale up hospital operations.

We will secure a standing in Singapore and the region for medical excellence. Raffles Cancer Centre is already affiliated to America's top cancer research and treatment facility, the Memorial Sloan Kettering Cancer Center.

We are now finalising the arrangements to introduce cardiac surgery in Raffles Hospital. With this arrangement, an entire team of cardio-thoracic surgeons and invasive cardiologists will provide invasive cardiology and cardio-thoracic-vascular surgery services at Raffles Hospital.

The Group will also continue to expand our corporate client and patient base – in Singapore as well as in the region. Six new clinics in Singapore are in the pipeline, including one at Compass Point in Sengkang.

The Group is well placed for potential markets, having established our presence in Hong Kong and Indonesia.

In Hong Kong, there are plans to expand our operations by offering a wider range of services. A global economic recovery will also yield promising new business opportunities there.

We are upbeat about the potential for regional growth in demand for private specialist healthcare in Singapore. Our representative office in Jakarta, set up to facilitate patient referrals to our Singapore operations, is working closely with Raffles Hospital to increase the influx of Indonesian patients.

Our achievements in the past 25 years would not have been possible without the dedication and hard work of our people. In the past year, the pioneering spirit and teamwork exhibited have given us a greater sense of our shared values and corporate philosophy.

Our people are our most valuable assets. We will continue to attract compassionate physicians, caring nurses and able healthcare managers. We will also continue to build up a culture of service excellence through structured training and development programmes.

In line with our commitment to provide quality service, we have set up the Raffles Quality Council to steer our Total Quality Programme and embarked on the project to achieve ISO 9001 certification by end 2002.

Raffles Hospital would not have been built without the support and dedication of many people. I would like to thank my Directors on the Board for their support and wise counsel, especially in nurturing the Raffles Hospital project.

My appreciation goes also to my colleagues – the senior management, family physicians, specialists, nurses, technicians, healthcare managers and support staff – for their commitment, hard work and passion.

Most of all, I would like to thank our patients and business partners for their faith and unwavering support over the last 25 years. We look forward to another successful 25 years of growth, as we build our services around our patients and corporate clients to better serve their changing needs.



Dr Loo Choon Yong
Executive Chairman

Board of Directors



Dr Loo Choon Yong
Executive Chairman

Dr Loo Choon Yong is the Executive Chairman and co-founder of Raffles Medical Group.

Dr Loo is a Member of the Government Economic Review Committee (ERC) and Chairman of the ERC's Healthcare Services Working Group (HSWG). He is also a Member of the Board of Trustees of Singapore Management University where he chairs the Board of Advisors for its School of Business.

Dr Loo is the President of the Singapore Anti-Narcotics Association, Council Member of National Council Against Drug Abuse and Member of the Board of Trustees for the Chinese Development Assistance Council.



Dr David McKinnon Lawrence, MD
Independent Director

Dr David McKinnon Lawrence is the Chairman and Chief Executive Officer of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals in the United States.

Dr Lawrence also serves on the Boards of Agilent Technologies, Pacific Gas and Electric Company, The Rockefeller Foundation, RAND Health Advisory Board, the Bay Area Council and the Hospital Research and Educational Trust.

He joined the Board on 25 July 1997.



Mr Tan Soo Nan
Independent Director

Mr Tan Soo Nan is the Chief Executive Officer of Temasek Capital (Private) Limited, a wholly owned subsidiary of Temasek Holdings (Private) Limited.

Mr Tan is a Trustee of the Singapore Totalisator Board SCO Trust. He is also a Member of the Income Tax Board of Review, Goods and Services Tax Board of Review, and International Enterprise Singapore.

Mr Tan was formerly the Senior Managing Director of DBS Bank and has over 29 years of experience in the banking industry. He joined the Board on 28 July 2000.



Associate Professor Wee Beng Geok
Independent Director

Associate Professor Wee Beng Geok is the Associate Professor at the Division of Strategy, Management and Organisation, Nanyang Technological University (NTU). She is also Director of the Asian Business Case Centre, Nanyang Business School.

She has held management positions in various companies.

She joined the Board on 27 November 2000.



Professor Lim Pin
Independent Director

Professor Lim Pin is Professor of Medicine at National University of Singapore (NUS) and Senior Consultant Endocrinologist at the National University Hospital.

He was the former Vice Chancellor of NUS from 1981 to 2000, and is its first University Professor. He was conferred the university's highest academic appointment in 2000 in recognition of his work and achievements.

Professor Lim chairs the National Wages Council and the Bioethics Advisory Committee.

He joined the Board on 19 February 2001.

Senior Management














1. **Dr Loo Choon Yong**
   Executive Chairman
2. **Professor Walter Tan**
   Medical Director, Raffles Hospital
3. **Mr Lawrence Lim**
   General Manager, Raffles Hospital
4. **Mrs Hilda Yap**
   Director, Finance and Human Resources
5. **Dr Yang Ching Yu**
   Deputy Medical Director, Raffles Hospital
6. **Dr Wilson Wong**
   Medical Director, Clinic Network Operations
7. **Dr Prem Kumar Nair**
   General Manager, Clinic Network Operations
8. **Dr Yii Hee Seng**
   Deputy Medical Director, Clinic Network and Hong Kong Operations
9. **Mr Han Jok Kwang**
   Director, Information Technology
10. **Mr Moiz Tyebally**
    Director, Corporate Affairs
11. **Ms Soh Kit Chew**
    Director, Ambulatory Services
12. **Ms Nancy Chan**
    Director, Corporate Services



A 25 year ***heritage***

of patient centred care and service

"We must ensure that our core values of giving our patients our best is preserved and strengthened. We must continue to use our medical training, our experience, our gifts and talents for the benefit of all our patients."

Dr Loo Choon Yong *Executive Chairman*
RMG 25th Anniversary Dinner

Single Bed Room, Raffles Hospital



25 Years of Patient Centred Service

"To Our Patients Our Best". That was the vision of two young doctors – Dr Loo Choon Yong and Dr Alfred Loh – in 1976 when they formed a two-clinic practice to provide medical services to corporate and private patients.

Armed with youthful idealism and enthusiasm, they were guided by an unshakeable belief that if they took care of their patients, the money would look after itself. That aphorism has proven to be true as the two clinics grew into the Raffles Medical Group we see today.

As a practice built around our patients, we have expanded in tandem with the needs of our patients and corporate clients. Our growth was marked by one milestone more significant than the other, culminating with the opening of Raffles Hospital in our 25th anniversary year.

Laying of Firm Foundations

From the clinics in the Central Business District, we expanded into residential areas and regional centres. The first phase of growth concentrated on the building of a solid group practice in primary healthcare. Many of our relationships with patients and corporate clients formed then still hold strong today.

By 1989, we were poised for our first major expansion with the incorporation of Raffles Medical Group. In 1990, the Civil Aviation Authority of Singapore invited us to provide medical services to staff, tenants and passengers at Changi Airport.

First Surge of Growth

Our reputation established, we began our next phase of growth. It became apparent that to provide our patients good care at affordable prices, we had to expand and integrate our services.

RMG went into specialist medicine and psychiatry. In 1993, we reached a major milestone with the birth of Raffles SurgiCentre in Clemenceau Avenue. As Southeast Asia's first free standing surgery centre, we also introduced the new concept of day surgery into the region.

As the concept of day surgery took off in Singapore, so did our range of specialist and diagnostic services. Within three years, Raffles SurgiCentre was running out of space.

Making of a New Landmark

By 1996, we had more than half a million patients and it became a necessity for us to expand into a full-fledged hospital to allow for a complete integration of primary, secondary and tertiary care for the seamless management of our patients.

From our practice model to the services and facilities provided, Raffles Hospital is a physical and living manifestation of our motto of putting our patients' needs first and foremost in what we do.

Working Together for Our Patients

Our group practice model is based on staff and visiting doctors working as a team to ensure our patients receive the most appropriate treatment and care.

Backed by supporting healthcare professionals and administrators, our doctors are left to concentrate on what they do best – practise medicine.

The power of the group practice is that it harnesses the different strengths of a team of specialists. For patients, this means they can be attended by a team of specialists most skilled to manage their conditions.

Some of the world's finest medical centres such as the Memorial Sloan Kettering Cancer Center, the Mayo Clinic and Kaiser Permanente epitomise the success of the practice model of collaborative medicine.



"[Raffles Medical Group] has organised itself as a multi-disciplinary group practice which incorporates best practices from both the public and private sector. An institutional model of clinical care delivery which adopts team-based care and structured protocols of treatment will help ensure that patients receive well-integrated treatment. At the same time, it will allow for more structured clinical quality assurance to ensure that care delivered is of a high quality."

Mr Lim Hng Kiang *Minister for Health and Second Minister for Finance*
RMG 25th Anniversary Dinner



Access to Full Range of Services

At Raffles Hospital, our patients may consult with specialists representing a full complement of specialities and sub-specialities.

Our multidisciplinary clinics that make up Raffles Specialist Centre are the Children's Centre, Eye and ENT Centre, Internal Medicine Centre, Surgery and Orthopaedics Centre, Women's Centre, Raffles Denticare as well as two centres of excellence – Raffles Heart Centre and Raffles Cancer Centre.

Raffles Cancer Centre is affiliated with Memorial Sloan Kettering Cancer Center while talks are well underway for Raffles Heart Centre to be affiliated to both local and international centres of excellence. With these collaborations, we will bring in experts, offer training and research opportunities, and share best practice in clinical treatments.

A Sanctuary for Healing

Raffles Hospital's inpatient facilities combine advanced and well-equipped diagnostic and treatment facilities with well-appointed patient rooms. These facilities include wards for 380 beds, delivery suites, neonatal intensive care unit, operating theatres, angiography suite, intensive care unit, radiology and clinical laboratories.

All our rooms are designed and outfitted with hotel standards of comfort and furnishings with attached bathrooms, television, telephone and room safes. Internet access is also available on request.

Our 12 Operating Rooms are specially equipped for a complete range of surgeries from minimally invasive surgery to cardiac surgery while our diagnostic facilities feature the latest imaging systems such as the multi-slice Computed Tomography (CT) scanner and wide-open high-field Magnetic Resonance Imaging (MRI) System.

The Dawn of a New Era

The opening of Raffles Hospital marks the third and most important phase of our growth. We are now indeed a fully integrated healthcare organisation with 60 clinics in Singapore, 6 clinics in Hong Kong, a representative office in Indonesia and a full service tertiary hospital.

As we embark on a new era in our corporate history to expand our business base and develop Raffles Hospital into a regional centre of medical excellence, RMG remains anchored to our corporate heritage and philosophy of putting our patients' needs and well being first and foremost in all that we do.

An important feature of our Group Practice Model is the transparency of the patient care process. Our doctors and specialists subject themselves to peer reviews. In addition, all patient-related management episodes in Raffles Hospital are reviewed by the Medical Audit Committee to monitor and ensure the highest quality of professional care.

Raffles Hospital Medical Audit Committee



Seated from left to right:

Dr Chan Chong Chee
Consultant Physician in Internal Medicine
& Respiratory Medicine

Dr Lee I Wuen
Consultant Obstetrician & Gynaecologist

Dr Yang Ching Yu
Deputy Medical Director
Consultant Colorectal & General Surgeon

Professor Edward Tock (Co-Chairman)
Emeritus Professor, National University of Singapore
Senior Consultant, Pathology, National University Hospital
Professor, Pathology, National University of Singapore

Dr J J Murugasu (Co-Chairman)
Consultant General Surgeon

Professor Walter Tan (Ex-Officio)
Medical Director
Consultant Surgeon (Plastic Surgery, Head & Neck & Breast Surgery)

Dr Alfred Loh
Consultant Physician in Family Medicine

Dr Tan Yew Ghee
Senior Partner
Consultant Obstetrician & Gynaecologist

Key Milestones

1976 Raffles Medical Group was founded by Dr Loo Choon Yong and Dr Alfred Loh with a two-clinic practice in the Central Business District.

1982 Our first flagship clinic was established in Singapore's commercial centre Raffles Place.

1988 Our network of clinics expanded into 'new territory', Marina Square, to serve three international hotels and a great shopping mall.

1990 Appointed by the Civil Aviation Authority of Singapore to provide routine and emergency medical services at Singapore Changi Airport to airline staff, airport workers and millions of travellers passing through the airport.

Raffles DentiCare was established to provide a comprehensive range of dental services.

1991 Raffles Adult & Child Counselling Centre, a one-stop counselling centre for individual and family counselling, was established in Robin Drive.

1993 Raffles SurgiCentre, which incorporated a 24-Hour Emergency Care Centre and a multi-disciplinary specialist centre, opened in September as the first free standing day surgery centre in South East Asia.

1994 Caltex House clinic opened in the heart of the Central Business District, offering medical, dental, health screening and diagnostic services.

Integrated healthcare programme, RafflesCare, was launched in response to the Government's call for alternative private health care initiatives to address rising medical cost.

1995


LANDMARK UNVEILS IN SINGAPORE

Official opening of Raffles SurgiCentre by Minister without Portfolio, Mr Lim Boon Heng, on 11 January.

Raffles International Medical Assistance was established.

First overseas clinic was opened in Hong Kong in December to provide medical, dental and health screening services.

1996 20th Anniversary Year

20th Anniversary dinner was held on 16 November with Minister for Health, Information and the Arts, BG (NS) George Yeo as the Guest-of-Honour. A total of $108,000 was raised for St Luke's Hospital, a charitable hospital that provides hospice care for the elderly.

Network of clinics expanded to 30.

1997 Signed a Memorandum of Understanding to establish a joint venture with Kaiser Permanente, the world's largest health maintenance organisation to offer integrated care programmes in the Asia Pacific.



Launched initial public offering on 31 March 1997 on the Stock Exchange of Singapore.

Signed an agreement with Pidemco Land to jointly build a 380-bed hospital along North Bridge Road.

1998 Appointed by the Hong Kong Airport Authority to provide routine and emergency medical services to airline and airport staff, and the 30 million passengers using Chek Lap Kok Airport annually.

Appointed by the Exxon Chemical Singapore / Brown & Root Engineering and Construction to provide on-site medical services for the construction of Singapore's largest chemical plant on Jurong Island.

1999 Entered into an affiliation agreement with New York's Memorial Sloan Kettering Cancer Center to provide advanced high quality cancer treatment and services at Raffles Hospital.

2000 Admitted to the Main Board of the Singapore Exchange in July.

Appointed by Ministry of Home Affairs to provide various medical services to the Singapore Police Force, Central Narcotics Bureau and Prisons Department for a five-year period.

2001 25th Anniversary Year

January The new logo was unveiled with a pledge to raise $250,000 for charitable causes for the elderly, and to donate half a percent of our annual profits to charity over the next five years.

February Held a signing ceremony with GE Medical Systems to install 2 cutting edge diagnostic imaging systems in Raffles Hospital – a LightSpeed multi-slice Computed Tomography (CT) Scanner and a wide-open high-field Magnetic Resonance Imaging (MRI) System.

March Raffles Hospital began operations on 31 March.

May Our flagship clinic in Hong Kong was opened at the Bank of America in Central on 11 May 2001. It provides day surgery service in addition to medical, dental and health screening services.

June Raffles Denticare opened a clinic at Raffles Hospital on 13 June. It provides a comprehensive range of general and specialist dental services.

July



Labour Ward commenced operations on 18 July. The first Raffles baby, a baby girl named Foo Xing Yin, was born on the next day.


RafflesMedicalGroup

RMG 25th Anniversary Dinner was held on 28 July 2001 with Minister for Health, Mr Lim Hng Kiang, as the Guest-of-Honour.

August Raffles Cancer Cêntre opened on 1 August. Designed as a centre of excellence, it provides one-stop service for the screening, diagnosis and treatment for cancer.

October Raffles Heart Centre opened on 1 October to provide one-stop specialist care for patients concerned with maintaining a healthy heart.

Held our first public forum on "Win the Fight Against Cancer".

December A taxi drive-through was organised on 12 December to create greater awareness of the hospital among taxi drivers.

2002



Raffles Hospital was officially opened on 16 March by Deputy Prime Minister Lee Hsien Loong after a successful year of operation.



A beautiful sanctuary for

healing

Raffles Hospital is designed and built for an aesthetically pleasing and tranquil environment for our patients and their loved ones to heal, recharge and rejuvenate.

Courtyard, Level 8, Raffles Hospital

Operations Review

Raffles Hospital Opens

The key event of Raffles Medical Group's 25th anniversary year was the debut of our flagship tertiary hospital. The opening of Raffles Hospital was a testament of the commissioning team's grit and perseverance.

Within just two weeks of obtaining its Temporary Occupation Permit (TOP), Raffles Hospital received its licence to operate from the Ministry of Health.

The transfer of operations from Raffles SurgiCentre to Raffles Hospital took place overnight without any break in service. Raffles Hospital saw its first patients on the Saturday morning of 31 March 2001.

Clinics opened from day one were the 24 Hour Walk-In Clinic and the Accident and Emergency department, Raffles HealthScreeners and the clusters at Raffles Specialist Centre – Children's Centre, Eye and ENT Centre, Internal Medicine, Surgery & Orthopaedics and Women's Centre.

Also commissioned on the opening day were the Operating Theatres, Day Surgery, Intensive Care Unit, Radiology, Clinical Laboratory and Pharmacy.

As services scaled up steadily throughout the year, so has the active recruitment of consultant specialists. In April, we introduced Histopathology and Cytology services with the recruitment of a full time pathologist. Other new services included interventional radiology, invasive cardiology and aesthetic services.

By July, the Labour Ward commenced operations with 3 delivery suites, 4 first stage beds, nursery and neonatal ICU. The first Raffles baby was born on 19 July 2001.



State-of-the-Art MRI Scanner at Raffles Hospital

Affiliations with International Centres of Excellence

Two highpoints of the many milestones in Raffles Hospital's maiden year are the opening of Raffles Cancer Centre and Raffles Heart Centre in August and October respectively.

Both centres will be developed into Centres of Excellence in collaboration with top local and international institutes. Through these linkages, we aim to bring in experts, offer training and research opportunities and share best practices.

Raffles Cancer Centre, our one-stop specialist cancer centre with ambulatory chemotherapy amenities, is already affiliated with America's top cancer research and treatment facility, the Memorial Sloan Kettering Cancer Center.

Raffles Heart Centre opened on 1 October 2001 and the Angiography Suite was commissioned less than two months later. It now performs coronary angiograms, and vascular and interventional procedures.



Angiographic Suite for Cardiac and General Angiography

Consolidation of Primary Care Services

Despite the economic downturn, the demand for primary healthcare remains robust. The number of patient visits to our GP clinics recorded an encouraging 30,000 more than the previous year's.

Clinic operations were consolidated during the year in response and anticipation of on-going shifts in demographics and the external environment. To serve our patients and corporate clients better, 4 of our clinics at Millenia Mall, Marina Square, Cecil Street and Shenton Way were relocated.



We also added new clinics at Capital Tower and Oglivy Centre, and considerably expanded our round-the-clock GP services with the 24 Hour Walk-In Clinic at Raffles Hospital. The total number of GP clinics in Singapore now stands at 60.

A new dental specialist centre was opened at Raffles Hospital in June 2001. Equipped with the latest equipment such as a quick throughput autoclave system and panoramic dental x-ray, it offers specialist services such as prosthodontics, orthodontics, endodontics and oral surgery.

To cater to the strong demand for dental services, two new clinics were opened at Millenia Walk and Ngee Ann City with another in the pipeline for Sengkang New Town. There are plans to open more dental clinics to broaden our reach and better serve our patients.

With the opening of Raffles Hospital, the full spectrum of healthcare services can be found under the RMG umbrella – from general and specialist medical services, diagnostic imaging and clinical laboratory services to ward and surgical facilities.

A key thrust of 2001 was the integration of the processes and operations of our hospital and 60 clinics spread all over the island. A coordinated and streamlined system for referrals and appointments was also developed for the seamless care of our patients.

The companion project to the integration of our services is the formation of the Raffles Quality Council to steer the entire Group's Total Quality Programme.

With the definition of our total quality framework, which comprises clinical, operational, financial and service quality, the Raffles Service Charter was launched on 20 September 2001. RMG also embarked on the ISO 9001 project and is targeting for certification by the end of 2002.

Our Total Quality Programme embraces the clinical quality programme of Raffles Hospital, which includes the committees of the Medical Advisory Board. The hospital also participated in various Ministry of Health's quality programmes such as the Maryland Quality Improvement Project (QIP) and ACHS Specialty Specific Clinical Indicators.

Through our Jakarta representative office, key linkages have been made with the local community and medical fraternity in Indonesia.

Raffles Hospital's specialists established their presence by actively organising and participating in key regional medical seminars and workshops. Our first overseas scientific conference on cancer treatment and breast reconstruction after mastectomy was held in 10 November 2001 in Jakarta.

Jointly organised with Rumah Sakit Abdi Waluyo, the highlight of the event was a demonstration of a mastectomy with immediate breast reconstruction by Medical Director, Professor Walter Tan, who is both a breast surgeon and plastic surgeon.



The general slowdown in the Hong Kong economy and the downturn in the aviation industry after September 11 affected our operations at the Chek Lap Kok International Airport.

We took the opportunity to consolidate our operations in Hong Kong to better position ourselves for an expected recovery.

RMG's flagship clinic in Hong Kong officially opened at the Bank of America Towers in Central on 11 May 2001. The clinic is the only fully integrated medical centre in the business district. In addition to providing a full range of general and specialist medical care, dental, physiotherapy and healthscreening services are also available.

Despite the slowdown, we opened a new clinic at Gold Coast, an increasingly popular residential area for locals and expatriates, especially those working on development projects at Penny Bay where the new Disney resort is being built.

We embarked on a number of training and development initiatives to place staff and doctors at the forefront of our care delivery system. Specialist training of primary care took the form of regular CME lectures and hands-on workshops conducted at Raffles Hospital.

In October, RMG obtained "OJT Training Status". Inpatient operations implemented a compulsory training hours of 28 hours per staff per year. Discharged Teaching Plans were also developed and made accessible through the intranet to enable continuity of care by patient or care giver.

At the start of 2001 and its 25th Anniversary year, the Group's Chairman and Board of Directors signed a pledge to set aside half a percent of their annual profits for charitable causes for the next five years.



The 25th Anniversary Donation Drive was also launched. More than $250,000 was raised and distributed to seven charities that support elderly causes – Assisi Home & Hospice, Dover Park Hospice, Jamiyah Home for the Elderly, Ren Ci Hospital for the Elderly, St John's Home for Elderly Persons, St Luke's Hospital for the Elderly and Sree Narayana Mission Home for the Aged.

Professional Governance

RAFFLES HOSPITAL

Board of Directors
Dr Loo Choon Yong (Chairman)
Professor Walter Tan (Medical Director)
Dr Chen Ai Ju (Independent Director)
Mr Lock Sai Hung (Independent Director)
Mr Lawrence Lim
Professor Edward Tock
Dr Alfred Loh
Dr Wilson Wong
Dr Yang Ching Yu
Mrs Hilda Yap

Medical Advisory Board
Professor Walter Tan (Chairman)
Professor Edward Tock
Dr J J Murugasu
Dr Yang Ching Yu
Dr Teo Sek Khee
Dr Joan Thong Pao-Wen
Dr Yii Hee Seng
Dr Loo Choon Yong (Ex Officio)
Mr Lawrence Lim

Medical Audit Committee
Professor Edward Tock (Co-Chairman)
Dr J J Murugasu (Co-Chairman)
Dr Yang Ching Yu
Dr Alfred Loh
Dr Chan Chong Chee
Dr Lee I Wuen
Dr Tan Yew Ghee
Professor Walter Tan (Ex Officio)
Mr Lawrence Lim

Credentials Committee
Professor Edward Tock (Chairman)
Dr Khoo Chong Yew
Dr Alfred Loh
Dr Chen Ai Ju
Professor Walter Tan (Ex Officio)
Mr Lawrence Lim

RAFFLES MEDICAL GROUP

Medical Board
Dr Wilson Wong (Chairman)
Dr Alfred Loh
Dr Prem Kumar Nair
Dr Yii Hee Seng
Dr Kenneth Wu
Dr Hoo Kai Meng

Clinical Standards Committee
Dr Mishra Sunita (Chairman)
Dr Madeleine Chew
Dr Kwan Yew Seng
Dr Marcus Lam
Dr Angeline Chua

Pharmaceutical & Therapeutics Committee
Dr Yii Hee Seng (Chairman)
Dr Kenneth Wu
Dr Chng Shih Kiat
Dr Choo Dee Pheng
Ms Wu Siew See

Physician Training & Professional Development Committee
Dr Kwan Yew Seng (Chairman)
Dr Mishra Sunita
Dr Hoo Kai Meng
Dr Kang Aik Kiang
Dr Bina Kurup

[illegible]

RAFFLES MEDICAL GROUP LTD

Board of Directors
Dr Loo Choon Yong (Executive Chairman)
Dr David McKinnon Lawrence
Mr Tan Soo Nan
Associate Professor Wee Beng Geok
Professor Lim Pin

Board Audit Committee
Mr Tan Soo Nan (Chairman)
Associate Professor Wee Beng Geok
Dr Loo Choon Yong

Board Nomination and Compensation Committee
Dr Loo Choon Yong (Chairman)
Professor Lim Pin
Associate Professor Wee Beng Geok

Registered [illegible]
585 North Bridge Road
Raffles Hospital #11-00
Singapore 188770

Company Secretary
Mr Moiz A. Tyebally

Share Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

[illegible]
KPMG
Certified Public Accountants
(Partner-in-Charge: Ms Tan Mui Keng, Martha)
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

[illegible]
United Overseas Bank Limited
Oversea-Chinese Banking Corporation Limited
The Development Bank of Singapore Ltd

Raffles Medical Group Ltd and its Subsidiaries

Annual Report for the year ended 31 December 2001

Corporate Governance

This statement outlines the main corporate governance practices that were in place during the financial year ended 31 December 2001. The Directors and Management are committed to high standards of corporate governance and embrace the best practices contained in the Best Practices Guide issued by the Singapore Exchange.

The Board of Directors

The Board consists of Executive Chairman of the Group, Dr Loo Choon Yong, and 4 Independent Directors. They meet regularly throughout the year, normally 3 times. The Board directs Management with a view to optimising Group performance and to increase shareholder value by:

- Providing strategic direction and adopting a corporate strategy
- Identifying the principle risks of the Group's business
- Monitoring the conduct and performance of the Group
- Ensuring that appropriate procedures are in place so that the business of the Group is conducted in an honest, open and ethical manner

The Board has established an Audit Committee and a Nomination and Compensation Committee to assist in the execution of its responsibilities.

Audit Committee

The Audit Committee is chaired by Independent Director Mr Tan Soo Nan and includes Dr Loo Choon Yong and another Independent Director Associate Professor Wee Beng Geok. The Committee meets twice a year. The principal responsibility of the Committee is to assist the Board of Directors in the identification and monitoring of business risks including the following:

- Reviewing the effectiveness of the management of financial business risk and the reliability of management reporting
- Review significant transactions which are not a normal part of the Group's business
- Review the appropriateness of half year and full year announcements and reports
- Review the adequacy of the internal control systems
- Review related party transactions

Specific functions of the Committee include reviewing the scope of work of the external auditors, and receiving and considering the external auditors' management letter and the statutory audit report on the annual accounts of the Group and the Company. The Committee also recommends the appointment of the external auditors.

Nomination and Compensation Committee

The Nomination and Compensation Committee comprises the Executive Chairman of the Group, Dr Loo Choon Yong, and Independent Directors Professor Lim Pin and Associate Professor Wee Beng Geok. The Committee is responsible for the implementation and administration of the Employee Share Option Scheme as well as reviewing the appointment and compensation of senior management staff. Members of the Committee who are eligible are not involved in deliberations in respect to any options to be granted to them. The Chairman of the Group opted not to participate in the Employee Share Option Scheme.

Dealings in Securities

Following the introduction of the Best Practices Guide by the Singapore Exchange, the Company has issued a Policy on Share Dealings to key employees of the Company setting out the implications of insider trading and the recommendations of the Best Practices Guide. The Directors of the Company have adopted the Best Practices Guide with regard to dealing in the Company's shares.

Going Concern

The Directors, having made appropriate enquiries, are satisfied that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Directors' Report
for the year ended 31 December 2001

On behalf of all the directors of the Company, we are pleased to submit this annual report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

Directors

The directors in office at the date of this report are as follows:-

Dr Loo Choon Yong
Dr David M. Lawrence
Prof Lim Pin
Mr Tan Soo Nan
Assoc Prof Wee Beng Geok

Principal Activities

The principal activities of the Company are those relating to the operation of medical clinics and other general medical services. The activities of the subsidiaries are stated in Note 4 to the financial statements. There have been no significant changes in the activities of the Group or of the Company during the financial year.

Acquisitions and Disposals of Subsidiaries

During the financial year, the Company did not acquire or dispose of any subsidiaries.

Financial Results

The results of the Group and of the Company for the financial year are as follows:-

	The Group $'000	The Company $'000
(Loss)/Profit after taxation	(8,718)	3,862
Accumulated profits brought forward, as previously reported	7,659	5,405
Effect of adopting accounting standards:		
- SAS 10 (dividends proposed in 2000 and declared in 2001)	2,335	2,335
- SAS 17 (employee benefits)	(150)	(150)
- SAS 34 (intangible assets)	(108)	-
Accumulated profits brought forward, restated	9,736	7,590
	1,018	11,452
Appropriation:		
- Final dividend paid of 8% less tax at 24.5% in respect of year 2000	(2,335)	(2,335)
Accumulated (losses)/profits carried forward	(1,317)	9,117

Transfers to or from Reserves or Provisions

There were the following transfers to reserves during the financial year:-

	The Group $'000	The Company $'000
Decrease in reserves:		
Share premium reserve:-		
Issue expenses	(31)	(31)
Foreign currency translation:-		
Net loss on translation of net investment in foreign entities	(299)	-

Movements in provisions (including allowances, impairment, depreciation and amortisation) are as set out in the accompanying notes to the financial statements.

Issues of Shares and Debentures

During the financial year, the Company did not issue any shares or debentures.

Arrangements to Enable Directors to Acquire Shares and Debentures

Except as disclosed under the "Share Options" section of this report, neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares, debentures, warrants or share options of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year in shares, debentures, warrants and share options in the Company and in a related corporation are as follows:-

	Holdings in the name of the director, spouse or infant children		Other holdings in which the director is deemed to have an interest	
The Company	At beginning of the year	At end of the year	At beginning of the year	At end of the year
	Ordinary shares of $0.10 each			
Dr Loo Choon Yong	50,348,999	50,466,999	206,157,000	206,157,000
Dr David M. Lawrence	156,000	206,000	-	-
Mr Tan Soo Nan	30,000	30,000	-	-

Directors' Interests in Shares or Debentures (cont'd)

The Company	Options to subscribe for ordinary shares of $0.10 each			
	At beginning of the year	At end of the year	Option Price Per Share	Date of Grant
Dr David M. Lawrence	-	250,000	$0.43	15/2/2001
Mr Tan Soo Nan	-	150,000	$0.43	15/2/2001
Assoc Prof Wee Beng Geok	-	100,000	$0.43	15/2/2001

Immediate Holding Company	Holdings in the name of the director, spouse or infant children		Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year	At beginning of the year	At end of the year
Raffles Medical Holdings Pte Ltd	Ordinary shares of $1.00 each			
Dr Loo Choon Yong	100,000	100,000	-	-

The options in the Company are exercisable during a period commencing 12 months from the Date of Grant of the options for up to 200,000 shares and 24 months from the Date of Grant of the options for the balance and expiring at the end of 60 months from the Date of Grant.

By virtue of Section 7 of the Act, Dr Loo Choon Yong is deemed to have an interest in all of the wholly-owned subsidiaries of Raffles Medical Group Ltd at the beginning and at the end of the financial year.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning or at the end of the financial year.

There was no change in any of the abovementioned interests in the Company and related corporations between the end of the financial year and 21 January 2002.

Dividends

Since the end of the last financial year, the Company paid a net dividend of $2,335,185 in respect of the previous year as proposed in the directors' report for that year. The directors now propose the payment of a first and final dividend of 8% less tax of 24.5% amounting to $2,335,185 in respect of the current year.

Bad and Doubtful Debts

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain what action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company. The directors have satisfied themselves that all known bad debts have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the Group inadequate to any substantial extent.

Current Assets

Before the profit and loss account and the balance sheet of the Company were made out, the directors took reasonable steps to ascertain that current assets of the Company which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values and that adequate provision has been made for the diminution in value of such current assets.

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report which would render the values attributable to current assets in the Group misleading.

Charges and Contingent Liabilities

Since the end of the financial year:-

(i) no charge on the assets of the Group or of the Company has arisen which secures the liabilities of any other person; and

(ii) no contingent liability of the Group or of the Company has arisen.

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Directors' Interests in Contracts

Except as disclosed in the accompanying financial statements, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

Employees' Share Option Scheme

(1) The Raffles Medical Group Employees' Share Option Scheme ("RMG 1997 Scheme") for the Company was terminated on 31 October 2000. Details of the RMG 1997 Scheme were set out in the Directors' Report for the financial year ended 31 December 1998. The termination of the RMG 1997 Scheme will not affect the subscription rights comprised in options granted pursuant to the RMG 1997 Scheme prior to the termination. Such options will continue to be exercisable in accordance with the rules of the RMG 1997 Scheme. However, no further options will be granted under this scheme.

(2) On 31 October 2000, the shareholders of the Company approved the Raffles Medical Group (2000) Share Option Scheme ("RMG 2000 Scheme") at the Extraordinary General Meeting. Details of the RMG 2000 Scheme were set out in the Directors' Report for the financial year ended 31 December 2000.

(3) Both the RMG 1997 Scheme (in respect of the administration of any exercise of options already granted thereafter prior to its termination in October 2000) and the RMG 2000 Scheme are administered by the Nomination and Compensation Committee ("Committee") comprising the following directors:-

Dr Loo Choon Yong
Prof Lim Pin
Assoc Prof Wee Beng Geok

Dr Loo Choon Yong is not participating in the Schemes.

(4) On 15 February 2001, additional options were granted pursuant to the RMG 2000 Scheme to subscribe for ordinary shares of $0.10 each at an exercise price of $0.43 as follows:-

	The Company
Directors and Executive Directors of the Company and the subsidiaries	2,310,000
Full-time employees	9,881,000
	12,191,000

(5) As at 31 December 2001, outstanding options to take up shares of $0.10 each in the Company under the RMG 2000 Scheme were as follows:-

Date of Grant	:	15 Feb 2001
Exercise Price	:	$0.43
Expiry Date	:	14 Feb 2011
Outstanding Options as at Date of Grant	:	12,191,000
No. of Options Exercised	:	-
No. of Options Cancelled/Lapsed	:	1,512,000
Outstanding Options as at 31/12/2001	:	10,679,000

Share Options (cont'd)

Employees' Share Option Scheme (cont'd)

(6) As at 31 December 2001, outstanding options to take up shares of $0.10 each in the Company under the RMG 1997 Scheme were as follows:-

Date of Grant	:	18 May 1998	9 March 2000
Exercise Price*	:	$0.54	$0.57
Expiry Date	:	17 May 2003	8 March 2005
Outstanding Options as at 1/1/2001	:	2,362,500	6,234,000
No. of Options Exercised	:	-	-
No. of Options Cancelled/Lapsed	:	155,500	760,400
Outstanding Options as at 31/12/2001	:	2,207,000	5,473,600

*Adjusted for the Rights Issue on 7 June 2000.

(7) No options have been granted to controlling shareholders of the Company and their associated companies and parent group employees. No participant has received 5% or more of the total number of options available under the Schemes.

(8) The following are details of options granted to Directors:-

Name of participant	Options granted during the financial year under review	Aggregate options granted since commencement of Scheme to end of the financial year under review	Aggregate options exercised since commencement of Scheme to end of the financial year under review	Aggregate options outstanding as at the end of the financial year under review
Directors of the Company				
Dr David M. Lawrence	250,000	-	-	250,000
Mr Tan Soo Nan	150,000	-	-	150,000
Assoc Prof Wee Beng Geok	100,000	-	-	100,000
Total	500,000	-	-	500,000

(9) Statutory information regarding the above options are as follows:-

(a) *RMG 1997 Scheme*

Options are exercisable during a period commencing 12 months from the date of grant of the options and expiring at the end of 60 months from the date of grant.

RMG 2000 Scheme

Options are exercisable in whole or in part:-

(i) in relation to shares for which the subscription price is determined on market value, a period commencing on such date in respect of such proportion of the option amount as the Committee may prescribe (but which shall in any event be no earlier than the date immediately after the first anniversary of the date of grant) and ending on the date immediately before the tenth anniversary of such date of grant for an employee and ending on the date immediately before the fifth anniversary of such date of grant for a non-employee; and

Share Options (cont'd)

***Employees' Share Option Scheme** (cont'd)*

(ii) in relation to shares for which the subscription price is determined at a discount to market value, a period commencing on such date in respect of such proportion of the option amount as the Committee may prescribe (but which shall in any event be no earlier than the date immediately after the second anniversary of the date of grant) and ending on the date immediately before the tenth anniversary of such date of grant for an employee and ending on the date immediately before the fifth anniversary of such date of grant for a non-employee.

(b) The number of shares which may be acquired by a participant and the exercise price are subject to adjustment, as confirmed by the auditors of the Company that such adjustment is fair and reasonable, by reason of any issue of additional shares in the Company by way of rights or capitalisation of profits or reserves made which an option remains unexercised.

(10) Save as disclosed above, there were no unissued shares of the Company or its subsidiaries under option as at the end of the financial year.

(11) The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any other company.

Audit Committee

The members of the Audit Committee at the date of this report are as follows:-

Mr Tan Soo Nan (Chairman), non-executive director
Dr Loo Choon Yong, executive director
Assoc Prof Wee Beng Geok, non-executive director

The Audit Committee performs the functions specified by section 201B of the Act, and the Listing Manual and the Best Practices Guide of the Singapore Exchange.

The Audit Committee held three meetings since the last directors' report. In performing its functions, the Audit Committee met with the Company's external auditors to discuss the scope of their work and the results of their examination and evaluation of the Company's internal accounting control system.

The Audit Committee also reviewed the following:-

- assistance provided by the Company's officers to the external auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9A of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to management and is given the resources required for it to discharge its functions. It has full authority and discretion to invite any director or executive officer to attend its meetings.

The Audit Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

DR LOO CHOON YONG
Director

MR TAN SOO NAN
Director

Singapore

26 March 2002

Statement of Directors
for the year ended 31 December 2001

We, DR LOO CHOON YONG and MR TAN SOO NAN, being directors of Raffles Medical Group Ltd, do hereby state that in our opinion:-

(a) the financial statements set out on pages 35 to 71 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results of the business and changes in equity of the Group and of the Company and cash flows of the Group for the year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The board of directors has authorised these financial statements for issue on the date of this statement.

On behalf of the Board of Directors

DR LOO CHOON YONG
Director

MR TAN SOO NAN
Director

Singapore

26 March 2002

Report of the Auditors to the Members of Raffles Medical Group Ltd

We have audited the consolidated financial statements of the Group and the financial statements of the Company for the year ended 31 December 2001 as set out on pages 35 to 71. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

  (i) the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and changes in equity of the Group and of the Company and of the cash flows of the Group for the year ended on that date; and

  (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements and consolidated financial statements;

(b) the accounting and other records and the registers required by the Act to be kept by the Company and its subsidiaries incorporated in Singapore have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of Raffles Medical Group (Hong Kong) Limited and Coors Consultants Limited which have been audited by our associated firm, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

KPMG
Certified Public Accountants

Singapore

26 March 2002

Balance Sheet
as at 31 December 2001

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Non-current assets					
Property, plant and equipment	3	24,438	14,802	3,060	2,542
Interest in subsidiaries	4	-	-	62,287	62,287
Interests in jointly controlled entities	5	49,675	56,262	-	-
Unquoted equity investment	6	-	700	-	700
Intangible assets	7	522	1,160	-	-
		74,635	72,924	65,347	65,529
Current assets					
Investment in floating rate notes		-	3,000	-	3,000
Inventories		3,066	2,180	1,820	1,297
Trade and other receivables	8	15,080	11,489	25,031	14,313
Cash and cash equivalents	11	20,145	28,142	19,805	27,841
		38,291	44,811	46,656	46,451
Less: **Current liabilities**					
Bank overdraft (unsecured)	11	1,625	341	-	-
Trade and other payables	12	15,434	9,825	6,604	8,684
Deferred income	15	2,006	2,261	1,948	1,901
Interest-bearing loans and borrowings (unsecured)	16	-	445	-	-
Employee benefits	17	1,891	1,112	979	689
Provision for taxation		1,590	2,098	1,364	1,158
		22,546	16,082	10,895	12,432
Net current assets		15,745	28,729	35,761	34,019
		90,380	101,653	101,108	99,548
Less: **Non-current liability**					
Deferred taxation		637	527	339	275
Net Assets		89,743	101,126	100,769	99,273
Capital And Reserves					
Share capital	18	38,662	38,662	38,662	38,662
Reserves	19	51,081	62,464	62,107	60,611
		89,743	101,126	100,769	99,273

The accompanying notes form an integral part of these financial statements.

Profit and Loss Account
for the year ended 31 December 2001

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Revenue	20	76,304	62,789	46,526	39,321
Other income	21	955	510	725	1,235
Inventories and consumables used		(8,789)	(6,917)	(3,925)	(3,606)
Staff costs	21	(45,020)	(31,079)	(22,261)	(16,573)
Depreciation of property, plant and equipment	3	(2,470)	(1,467)	(755)	(609)
Amortisation expense	7	(58)	(47)	-	-
Other operating expenses	21	(19,741)	(16,526)	(14,264)	(14,863)
Profit from operations		1,181	7,263	6,046	4,905
Finance costs	21	(70)	(140)	-	-
Revaluation deficit on leasehold properties	3	(429)	-	-	-
Write down of investment and intangible assets	22	(1,280)	-	(700)	-
Share of loss in a jointly controlled entity	5	(6,587)	-	-	-
(Loss)/Profit from ordinary activities before taxation		(7,185)	7,123	5,346	4,905
Taxation	23	(1,533)	(1,837)	(1,484)	(1,247)
Net (loss)/profit for the year transferred to accumulated profits		(8,718)	5,286	3,862	3,658
(Loss)/Earnings per share expressed in cents	24				
Basic		(2.25)	1.43		
Diluted		(2.25)	1.43		

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2001

The Group	Note	Share capital $'000	Share premium $'000	Exchange translation reserve $'000	Accumulated profits/(losses) $'000	Total $'000
At 1 January 2000, as previously reported		29,712	44,138	(108)	5,221	78,963
Effects of adopting SAS 10, 17 and 34	25	-	-	-	1,533	1,533
At 1 January 2000, restated		29,712	44,138	(108)	6,754	80,496
Issue of 89,219,999 shares of $0.10 each at a premium of $0.10 per share		8,922	8,922	-	-	17,844
Issue of 280,000 shares of $0.10 each at a premium of $0.55 per share upon the exercise of options under the Raffles Medical Group Employees' Share Option Scheme		28	154	-	-	182
Issue expenses		-	(193)	-	-	(193)
Exchange differences on translation of financial statements of overseas subsidiaries		-	-	(185)	-	(185)
Net profit for the year		-	-	-	5,286	5,286
Net amount of additional dividend paid in respect of the previous year due to the issue of shares under the allotment of right shares before book closure date		-	-	-	(531)	(531)
Net amount of additional dividend paid in respect of the previous year due to the issue of shares under share option scheme before book closure date		-	-	-	(2)	(2)
Final dividend paid of 8% less tax at 24.5%		-	-	-	(1,771)	(1,771)
At 31 December 2000		38,662	53,021	(293)	9,736	101,126
At 1 January 2001, as previously reported		38,662	53,021	(293)	7,659	99,049
Effects of adopting SAS 10, 17 and 34	25	-	-	-	2,077	2,077
At 1 January 2001, restated		38,662	53,021	(293)	9,736	101,126
Issue expenses		-	(31)	-	-	(31)
Exchange differences on translation of financial statements of overseas subsidiaries		-	-	(299)	-	(299)
Net loss for the year		-	-	-	(8,718)	(8,718)
Final dividend paid of 8% less tax at 24.5%		-	-	-	(2,335)	(2,335)
At 31 December 2001		38,662	52,990	(592)	(1,317)	89,743

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity

for the year ended 31 December 2001

The Company	Note	Share capital $'000	Share premium $'000	Accumulated profits $'000	Total $'000
At 1 January 2000, as previously reported		29,712	44,138	4,595	78,445
Effects of adopting SAS 10 and 17	25	-	-	1,641	1,641
At 1 January 2000, restated		29,712	44,138	6,236	80,086
Issue of 89,219,999 shares of $0.10 each at a premium of $0.10 per share		8,922	8,922	-	17,844
Issue of 280,000 shares of $0.10 each at a premium of $0.55 per share upon the exercise of options under the Raffles Medical Group Employees' Share Option Scheme		28	154	-	182
Issue expenses		-	(193)	-	(193)
Net profit for the year		-	-	3,658	3,658
Net amount of additional dividend paid in respect of the previous year due to the issue of shares under the allotment of right shares before book closure date		-	-	(531)	(531)
Net amount of additional dividend paid in respect of the previous year due to the issue of shares under share option scheme before book closure date		-	-	(2)	(2)
Final dividend paid of 8% less tax at 24.5%		-	-	(1,771)	(1,771)
At 31 December 2000		38,662	53,021	7,590	99,273
At 1 January 2001, as previously reported		38,662	53,021	5,405	97,088
Effects of adopting SAS 10 and 17	25	-	-	2,185	2,185
At 1 January 2001, restated		38,662	53,021	7,590	99,273
Issue expenses		-	(31)	-	(31)
Net profit for the year		-	-	3,862	3,862
Final dividend paid of 8% less tax at 24.5%		-	-	(2,335)	(2,335)
At 31 December 2001		38,662	52,990	9,117	100,769

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows

for the year ended 31 December 2001

	2001 $'000	2000 $'000
Cash Flows from Operating Activities		
(Loss)/Profit before taxation	(7,185)	7,123
Adjustments for:-		
Interest expense	70	140
Amortisation of intangible assets	58	47
Pre-operating expenses written off	-	22
Allowance for doubtful debts	815	371
Share of results in jointly controlled entity	6,587	-
Depreciation of property, plant and equipment	2,470	1,467
Property, plant and equipment written off	346	117
Deferred income recognised	(6,581)	(7,262)
Interest income from fixed deposits and floating rate notes	(550)	(510)
Revaluation deficit on leasehold properties	429	-
Write down of intangible assets	580	-
Write down of unquoted equity investment	700	-
Operating (loss)/profit before working capital changes	(2,261)	1,515
Changes in working capital:-		
Inventories	(873)	(358)
Trade and other receivables	(4,325)	2,455
Trade and other payables	6,012	2,239
Cash (used in)/generated from operations	(1,447)	5,851
Interest paid	(70)	(140)
Dividend paid	(2,335)	(2,304)
Income tax paid	(1,931)	(1,828)
Deferred income received	6,301	7,321
Cash flows from operating activities	518	8,900
Investing activities		
Investment in floating rate notes	3,000	(3,000)
Interest income received	538	480
Unquoted equity investment	-	(700)
Purchase of fixed assets	(12,814)	(2,599)
Cash flows from investing activities	(9,276)	(5,819)
Financing activities		
Proceeds from issue of shares	-	17,833
Payment of share issue expenses	(31)	-
Repayment of term loan	(498)	(2,765)
Cash flows from financing activities	(529)	15,068

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Cash Flows (cont'd)

for the year ended 31 December 2001

	Note	2001 $'000	2000 $'000
Net (Decrease)/Increase in Cash and Cash Equivalents		(9,287)	18,149
Effect of Exchange Rate Changes on Cash and Cash Equivalents Held in Foreign Currency		6	3
Cash and Cash Equivalents at beginning of the year		27,801	9,649
Cash and Cash Equivalents at end of the year	11	18,520	27,801

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements
31 December 2001

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Directors on 26 March 2002.

1. Domicile and Activities

Raffles Medical Group Ltd ("the Company") is incorporated in the Republic of Singapore with its registered office at 585, North Bridge Road, Raffles Hospital #11-00, Singapore 188770.

The principal activities of the Company are those relating to the operation of medical clinics and other general medical services. The Company is the sole proprietor of the following:-

Raffles Dental Surgery
Raffles Medihelp
Raffles Optica
Raffles Health Screeners
Raffles Pharmacare
Raffles Airport Medical Centre
Raffles Labs
Raffles Hospital
RafflesCare
Raffles Healthcare Consultancy
Changi Medical Services

All transactions of these sole proprietorships are reflected in the financial statements of the Company. The principal activities of the subsidiaries are set out in Note 4 to the financial statements.

The consolidated financial statements of the Company for the year ended 31 December 2001 relate to the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in jointly controlled entities.

2. Summary of Significant Accounting Policies

(a) Statement of Compliance

The financial statements have been prepared in accordance with Singapore Statements of Accounting Standard ("SAS") (including Interpretations of Statements of Accounting Standard) issued by the Institute of Certified Public Accountants of Singapore and the applicable requirements of the Singapore Companies Act, Chapter 50.

(b) Basis of Financial Statements Preparation

The financial statements, which are expressed in Singapore dollars unless stated to be expressed in Singapore dollars rounded to the nearest thousands, are prepared on the historical cost basis except certain leasehold properties which are stated at valuation.

In 2001, the Group and the Company changed their accounting policies as a result of adopting new or revised accounting standards which became effective for the financial statements for 2001. The benchmark treatment given in SAS 8 (revised 2000) - *Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies* of applying the changes retrospectively by adjusting the opening balances of the retained earnings of the prior and current year has been adopted, unless such treatment is prohibited or modified by the specific transitional provisions set out in the respective standards being adopted. Details of the effects of adopting the standards are given in Note 25.

2. **Summary of Significant Accounting Policies** (cont'd)

(c) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Jointly Controlled Entities

Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement.

The consolidated financial statements include the Group's share of the total recognised gains and losses of jointly controlled entities on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group's share of losses exceeds the carrying amount of the jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the jointly controlled entity.

(iii) Transactions Eliminated on Consolidation

All significant intra-group transactions, balances and unrealised gains are eliminated on consolidation. Unrealised gains resulting from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv) Disposals

On disposal of a subsidiary or a jointly controlled entity, any attributable amount of purchased goodwill, which has previously been dealt with as a movement in Group reserves is included in the calculation of the profit or loss on disposal.

(d) Subsidiaries

In the Company's balance sheet, investment in subsidiaries are stated at cost less impairment losses.

(e) Unquoted Equity Investment

Unquoted equity investment are held for long-term and are stated at cost. Provision for diminution in value is made when in the opinion of the directors, there has been a decline, other than temporary, in the value of the investment.

(f) Jointly Controlled Entities

In the Company's balance sheet, investments in jointly controlled entities are stated at cost less impairment losses.

The results of the jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received or receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

2. **Summary of Significant Accounting Policies** (cont'd)

(g) Property, Plant and Equipment

(i) Owned Assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses except for those land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent professional valuers every 3-5 years to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Revaluation Surplus

Any increase on revaluation is credited to revaluation surplus unless it offsets a previous decrease in value recognised in the profit and loss account. A decrease in value is recognised in the profit and loss account where it exceeds the increase previously recognised in the revaluation surplus.

(iii) Subsequent Expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Disposal

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

For property, plant and equipment carried at revalued amounts, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits.

(v) Depreciation

Depreciation is provided on a straight-line basis so as to write off items of property, plant and equipment, and major components that are accounted for separately over their estimated useful lives as follows:-

Leasehold properties	-	50 years
Medical equipment	-	8-10 years
Furniture and fittings	-	10 years
Office equipment	-	10 years
Motor vehicles	-	10 years
Plant and equipment	-	10 years
Computers	-	3 years
Renovations	-	6 years
Facilities equipment	-	10 years

2. **Summary of Significant Accounting Policies** (cont'd)

(h) Inventories

Inventories, comprising mainly pharmaceutical and medical supplies, are stated at the lower of cost and net realisable value. Cost is determined by applying the first-in first-out basis.

(i) Trade and Other Receivables

Trade and other receivables are stated at cost less allowance for doubtful receivables.

(j) Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(k) Deferred Income

Annual fees collected in advance under the Managed Care Program are deferred. Such fees are recognised as income in the Profit and Loss Account on a straight line basis over the contract period.

(l) Impairment

The carrying amounts of the Group's assets, other than inventories, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. An impairment loss in respect of land and buildings carried at revalued amount is recognised in the same way as a revaluation decrease. All other impairment losses are recognised in the profit and loss account.

(i) Calculation of Recoverable Amount

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversal of Impairment Loss

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

A reversal of an impairment loss in respect of land and buildings carried at revalued amount is recognised in the same way as a revaluation increase. All other reversals of impairment are recognised in the profit and loss account.

2. **Summary of Significant Accounting Policies** (cont'd)

(l) Impairment (cont'd)

(ii) Reversal of Impairment Loss (cont'd)

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

(m) Trade and Other Payables

Trade and other payables are stated at cost.

(n) Interest-Bearing Loans and Borrowings

Interest-bearing loans and borrowings are recognised at cost.

(o) Employee Benefits

(i) Defined Contribution Plans

Contributions to defined contribution pension plans are recognised as an expense in the profit and loss account as incurred.

(ii) Equity and Equity-Related Compensation Benefits

The stock option programme allows the Group's employees to acquire shares of the Company. No compensation cost or obligation is recognised. When the options are exercised, equity is increased by the amount of the proceeds received.

(p) Intangible Assets

(i) Assignment Fees

Assignment fees relate to amounts paid to secure the tenancy of certain clinic premises. Assignment fees are stated at cost less accumulated amortisation and impairment losses. The amortisation period was 30 years but during the financial year, the period of amortisation has been revised such that the remaining useful life is estimated to be 10 years. This change in the estimated useful life has resulted in an additional amount charged of approximately $16,000 to the profit and loss account in the current year.

(ii) Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses. In respect of associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment in the jointly controlled entities. Goodwill is amortised from the date of initial recognition over its estimated useful life of 20 years.

2. Summary of Significant Accounting Policies (cont'd)

(p) Intangible Assets (cont'd)

(iii) Negative Goodwill

Negative goodwill arising on acquisition represents the excess of the fair value of the identifiable net assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account.

In respect of jointly controlled entities, the carrying amount of negative goodwill is included in the carrying amount of the investment in the jointly controlled entities. The carrying amount of other negative goodwill is deducted from the carrying amount of intangible assets.

(q) Deferred Taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Deferred tax benefits are recognised in the financial statements only to the extent of any deferred tax liability or when such benefits are reasonably expected to be realisable in the near future.

(r) Foreign Currencies

(i) Translation of Foreign Currencies

Monetary assets and liabilities in foreign currencies, except for foreign currency liabilities hedged by forward exchange contracts, are translated into Singapore dollars at rates of exchange approximate to those ruling at the balance sheet date. Transactions in foreign currencies are translated at rates ruling on transaction dates. Except for situations described below, translation differences are included in the profit and loss account:

- Where foreign currency loans provide an effective hedge against the net investment in foreign subsidiaries, exchange differences arising on the loans are recognised directly in equity until disposal of the investment.

- Where monetary items in substance form part of the Group's net investment in the foreign subsidiaries, exchange differences arising on such monetary items are recognised directly in equity until disposal of the investments.

(ii) Financial Statements of Foreign Operations

The Group's foreign operations are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. The results of foreign operations are translated at the average exchange rates for the year. Exchange differences arising on translation are recognised directly in equity.

2. Summary of Significant Accounting Policies (cont'd)

(s) Share Capital

Dividends on ordinary shares are recognised as a liability in the period in which they are declared.

(t) Revenue Recognition

(i) Service Revenue

Revenue are recognised upon the provision of healthcare and diagnostic services.

(ii) Dividends

Dividend income is recognised in the profit and loss account when the shareholder's right to receive payment is established.

(iii) Interest Income

Interest income from debt securities with a fixed maturity intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, using the effective interest rate method.

Interest income from bank deposits is accrued on a time-apportioned basis.

(u) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3. Property, Plant and Equipment

The Group	At Valuation Leasehold properties $'000	At Cost Leasehold properties $'000	Medical equipment $'000	Furniture and fittings $'000	Office equipment $'000	Motor vehicles $'000	Plant and equipment $'000	Computers $'000	Renovations $'000	Facilities equipment $'000	Total $'000
Cost/Valuation											
At 1 January 2001	4,820	5,169	5,043	1,630	776	401	441	1,482	3,010	-	22,772
Translation difference on consolidation	-	-	34	5	5	-	-	5	44	-	93
Additions	-	-	7,926	1,061	231	-	-	1,578	417	1,601	12,814
Deficit on revaluation	(429)	-	-	-	-	-	-	-	-	-	(429)
Reversal of depreciation on revaluation	(531)	-	-	-	-	-	-	-	-	-	(531)
Disposals	-	-	(517)	(152)	(71)	-	(441)	(293)	(217)	-	(1,691)
At 31 December 2001	3,860	5,169	12,486	2,544	941	401	-	2,772	3,254	1,601	33,028
Depreciation											
At 1 January 2001	490	127	3,048	906	361	107	331	934	1,666	-	7,970
Translation difference on consolidation	-	-	11	3	2	-	-	3	7	-	26
Depreciation charge for the year	41	159	844	199	84	37	44	554	374	134	2,470
Reversal of depreciation on revaluation	(531)	-	-	-	-	-	-	-	-	-	(531)
Disposals	-	-	(434)	(99)	(32)	-	(375)	(227)	(178)	-	(1,345)
At 31 December 2001	-	286	3,469	1,009	415	144	-	1,264	1,869	134	8,590
Depreciation charge for 2000	152	41	452	161	73	40	44	206	298	-	1,467
Carrying amount											
31 December 2001	3,860	4,883	9,017	1,535	526	257	-	1,508	1,385	1,467	24,438
31 December 2000	4,330	5,042	1,995	724	415	294	110	548	1,344	-	14,802

3. Property, Plant and Equipment (cont'd)

The Company	Medical equipment $'000	Furniture and fittings $'000	Office equipment $'000	Motor vehicles $'000	Computers $'000	Renovations $'000	Total $'000
Cost							
At 1 January 2001	1,237	1,235	553	401	1,035	2,240	6,701
Additions	105	239	148	-	731	121	1,344
Disposals	(97)	(73)	(35)	-	(212)	(123)	(540)
At 31 December 2001	1,245	1,401	666	401	1,554	2,238	7,505
Depreciation							
At 1 January 2001	876	684	274	106	754	1,465	4,159
Depreciation charge for the year	70	116	53	38	246	232	755
Disposals	(87)	(48)	(27)	-	(209)	(98)	(469)
At 31 December 2001	859	752	300	144	791	1,599	4,445
Depreciation charge for 2000	80	105	43	40	138	203	609
Carrying amount							
31 December 2001	386	649	366	257	763	639	3,060
31 December 2000	361	551	279	295	281	775	2,542

3. Property, Plant and Equipment (cont'd)

Details of major leasehold properties of the Group are set out below:-

Leasehold Properties

Description/Location	Gross Floor Area (sq m)	Tenure	The Group Net Book Value 2001 $'000	2000 $'000
HDB shop with living quarters located at Blk 283 Bishan St 22 #01-177 Singapore 570283, held for use as a primary healthcare clinic	135.0	99 years commencing from 1/2/1991	1,150	1,156
A factory unit, located at 196 Pandan Loop #06-05 Pantech Industrial Complex, Singapore 128384, held for use as a store	112.0	99 years commencing from 27/1/1984	330	546
HDB shop unit, located at Blk 927 Yishun Central 1 #01-173 Singapore 760926, held for use as a primary healthcare clinic	76.0	99 years commencing from 1/9/1991	780	865
HDB shop with living quarters located at Blk 722 Ang Mo Kio Ave 8 #01-2825 Singapore 560722, held for use as a primary healthcare clinic	152.0	86 years commencing from 1/10/1993	1,600	1,820
HDB shop with living quarters located at Blk 131 Jurong East St 13 #01-267 Singapore 600131, held for use as a primary healthcare clinic	250.0	91 years commencing from 1/4/1993	1,993	2,035
HDB shop with living quarters located at Blk 177 Toa Payoh Central #01-170 Singapore 310177, held for use as a primary healthcare clinic	115.0	78 years commencing from 1/10/1992	1,243	1,269
HDB shop with living quarters located at Blk 479 Jurong West St 41 #01-266 Singapore 640479, held for use as a primary healthcare clinic	135.0	88 years commencing from 1/8/1995	664	678
HDB shop with living quarters located at Blk 203 Bedok North St 1 #01-467 Singapore 460203, held for use as a primary healthcare clinic	153.0	84 years commencing from 1/7/1992	983	1,003
			8,743	9,372

3. Property, Plant and Equipment (cont'd)

Valuation of the leasehold properties of a subsidiary were carried out in February 2002 by Jones Lang LaSalle Pte Ltd, a firm of independent valuers having appropriate professional qualifications, at open market values on an existing use basis.

4. Interest in Subsidiaries

	The Company	
	2001 $'000	2000 $'000
(a) The interests in subsidiaries comprise:-		
Unquoted shares at cost	5,917	5,917
Amounts due from subsidiaries (mainly non-trade)	56,370	56,370
	62,287	62,287

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The management of the Company does not intend for the amounts to be repaid within the next twelve months.

(b) Details of investments in shares of subsidiaries are as follows:-

Name of Company	Effective Equity Interest held by the Company 2001 %	2000 %	Cost of Investment 2001 $'000	2000 $'000
Raffles Hospital Pte Ltd	100	100	2,257	2,257
Raffles Diagnostica Pte Ltd	100	100	1,733	1,733
Raffles Medical Properties Pte Ltd	100	100	1,227	1,227
Raffles International Medical Assistance Pte Ltd	100	100	200	200
Raffles Medical Management Pte Ltd	100	100	- *	- *
Raffles SurgiCentre Pte Ltd	100	100	- †	- †
Raffles Medical International Pte Ltd and its subsidiary:	100	100	500	500
- Raffles Medical Group (Hong Kong) Limited and its subsidiary:	100	100	-	-
- Coors Consultants Limited	100	100	-	-
			5,917	5,917

* denotes $3
† denotes $2

4. **Investment in Subsidiaries** (cont'd)

The principal activities and place of business and country of incorporation of the subsidiaries are as follows:-

Name of Company	Principal Activities	Country of Incorporation/ Place of Business
*Raffles Hospital Pte Ltd	Provision of general and specialised medical services and operation of a hospital.	Singapore
*Raffles Diagnostica Pte Ltd	Operation of imaging centre and medical laboratories.	Singapore
*Raffles Medical Properties Pte Ltd	Investment holding company.	Singapore
*Raffles International Medical Assistance Pte Ltd	Provision of medical evacuation and repatriation and provision of medical advisory services (currently dormant).	Singapore
*Raffles Medical Management Pte Ltd	Provision of business management and consultancy services (currently dormant).	Singapore
*Raffles SurgiCentre Pte Ltd	Provision of general and specialised medical services and operation of a hospital (currently dormant).	Singapore
*Raffles Medical International Pte Ltd	Investment holding company.	Singapore
#Raffles Medical Group (Hong Kong) Limited	Operation of medical clinics and provision of medical and dental treatment services.	Hong Kong
#Coors Consultants Limited	Provision of management services to medical practitioners and the trading of medicine on an indent basis (currently dormant).	Hong Kong

* Audited by KPMG Singapore
\# Audited by another member firm of KPMG International

5. Interests in Jointly Controlled Entities

	Note	The Group 2001 $'000	2000 $'000
Investment at cost:-			
Ordinary shares		4,800	4,800
Redeemable preference shares		51,570	51,570
Share of post-acquisition losses		(6,587)	-
Effects of a change in accounting policy in compliance with SAS 34	25	(108)	(108)
		49,675	56,262

Details of the jointly controlled entities are as follows:-

Name of Joint Venture Company	Principal Activities	Place of Incorporation and Business	Effective Equity held by the Group 2001	2000
*Raffles Kaiser Permanente Healthcare Pte Ltd	Provision of healthcare consultancy services (currently dormant).	Singapore	50%	50%
*Pidemco-Raffles Properties Pte Ltd	Property owner.	Singapore	50%	50%

* Audited by KPMG Singapore

The Group's share of Pidemco-Raffles Properties Pte Ltd's and Raffles Kaiser Permanente Healthcare Pte Ltd's results, assets and liabilities are as follows:-

	The Group 2001 $'000	2000 $'000
Results		
Revenue	955	-
Expenses	(1,283)	-
Revaluation deficit on investment property	(6,259)	-
Loss before taxation	(6,587)	-
Taxation	-	-
Net loss after taxation	(6,587)	-
Assets and liabilities		
Investment property under development	-	94,619
Investment property	95,000	-
Current assets	882	204
Current liabilities	(4,349)	(9,839)
Non-current liabilities	(41,858)	(28,721)

One of the jointly controlled entities, Raffles Kaiser Permanente Healthcare Pte Ltd, has ceased operations in 1999 and is currently dormant.

6. Unquoted Equity Investment

	Note	The Group and The Company 2001 $'000	2000 $'000
Unquoted shares, at cost		700	700
Less:			
Write down of investment	22	(700)	-
		-	700

7. Intangible Assets

	Note	The Group 2001 $'000	2000 $'000
Assignment fees		1,270	1,270
Less:			
Write down of assignment fees	22	(580)	-
Amortisation		(168)	(110)
		522	1,160

8. Trade and Other Receivables

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Trade receivables	9	11,920	8,612	7,380	5,828
Deposits, prepayments and other receivables	10	2,851	2,712	1,359	1,640
Amounts due from:-					
Subsidiaries:					
- trade		-	-	9,781	122
- non-trade	14	-	-	6,206	6,565
Jointly controlled entity:					
- non-trade (see note below)		265	-	261	111
Related parties:					
- trade		44	165	44	47
		15,080	11,489	25,031	14,313

The amount due from a jointly controlled entity is unsecured, interest free and has no fixed terms of repayment.

9. Trade Receivables

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Trade receivables		13,650	9,728	8,053	6,348
Less:					
Allowance for doubtful receivables:					
At 1 January		1,116	786	520	342
Allowance made during the year	21	815	371	304	194
Allowance used		(201)	(41)	(151)	(16)
At 31 December		(1,730)	(1,116)	(673)	(520)
		11,920	8,612	7,380	5,828

10. Deposits, Prepayments and Other Receivables

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Deposits		1,243	1,194	505	473
Prepayments		433	322	192	188
Non-trade receivables		212	85	31	80
Club membership		68	68	68	68
Loans to directors (see note below)					
-Directors of the Company		-	80	-	80
-Other directors		553	-	-	-
Staff loan		342	963	563	751
		2,851	2,712	1,359	1,640

The loans to directors were granted in accordance with the Group's Loan Scheme for Executive Directors, approved by the shareholders at an Extraordinary General Meeting held on 29 October 1997.

11. Cash and Cash Equivalents

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Fixed deposits		19,300	27,200	19,300	27,200
Cash and bank balances		845	942	505	641
		20,145	28,142	19,805	27,841
Bank overdraft (unsecured)		(1,625)	(341)	-	-
		18,520	27,801	19,805	27,841

The fixed deposits have an effective interest rate of 2.06% (2000: 2.34%) per annum.

The bank overdraft has an effective interest rate of 6.19% (2000: 8.81%) per annum.

12. Trade and Other Payables

	Note	The Group 2001 $'000	The Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Trade payables		6,600	4,046	2,095	2,311
Other payables and accruals	13	8,831	5,779	3,652	3,461
Amounts due to:-					
Subsidiaries:					
- trade		-	-	147	2,202
- non-trade	14	-	-	710	710
Jointly controlled entity:					
- trade		3	-	-	-
		15,434	9,825	6,604	8,684

13. Other Payables and Accruals

	Note	The Group 2001 $'000	The Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Accrued operating expenses		7,102	5,445	3,449	3,454
Non-trade creditors		1,729	334	203	7
		8,831	5,779	3,652	3,461

14. Amounts Due from/(to) Subsidiaries (Non-Trade)

The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

15. Deferred Income

	Note	The Group 2001 $'000	The Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
At 1 January		2,261	2,193	1,901	1,867
Amount received/receivable during the year		6,326	7,330	6,326	7,296
Amount recognised as income during the year		(6,581)	(7,262)	(6,279)	(7,262)
At 31 December		2,006	2,261	1,948	1,901

16. Interest-Bearing Loans and Borrowings (Unsecured)

	The Group	
	2001 $'000	2000 $'000
Repayable within 12 months	-	445

The bank term loan of an overseas subsidiary was repaid during the year. The bank term loan bore interest at 2% above the relevant interbank offer rate and was guaranteed by the Company.

17. Employee Benefits

		The Group		Company	
	Note	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Defined contribution plan		1,548	962	712	539
Liability for short-term accumulating compensated absences	21	343	150	267	150
		1,891	1,112	979	689

Equity compensation benefits

The Raffles Medical Group Employees' Share Option Scheme ("RMG 1997 Scheme") for the Company which was approved and adopted in 1997 was terminated on 31 October 2000. The termination of the RMG 1997 Scheme will not affect the subscription rights comprised in options granted pursuant to the RMG 1997 Scheme prior to the termination. Such options will continue to be exercisable in accordance with the rules of the RMG 1997 Scheme. On 31 October 2000, the shareholders of the Company approved the Raffles Medical Group (2000) Share Option Scheme ("RMG 2000 Scheme") at the Extraordinary General Meeting. Both the Schemes are administered by the Committee comprising three directors, Dr Loo Choon Yong, Prof Lim Pin and Assoc Prof Wee Beng Geok.

Other statutory information regarding the Schemes are set out below:-

RMG 1997 Scheme

(i) The exercise price of the options is determined at the average closing price of the Company's shares on the Singapore Exchange Securities Trading Limited on the three business days immediately preceding the date of grant of such options.

(ii) The options vest 1 year after the grant date.

(iii) The options granted expire after 5 years from the grant date unless they are cancelled or have lapsed.

17. Employee Benefits (cont'd)

Equity compensation benefits (cont'd)

RMG 2000 Scheme

(i) Subscription price:

(a) The exercise price of the options is determined at the average closing price of the Company's shares on the Singapore Exchange Securities Trading Limited on the three business days immediately preceding the date of grant of such options, or

(b) the discounted value of the share price determined under (a) above, provided that the maximum discount shall not exceed 20% of (a) above.

(ii) The options vest on such date in respect of such proportion of the option amount as the Committee may prescribe but shall be no earlier than 1 year after the grant date for (i)(a) and 2 years after the grant date for (i)(b).

(iii) The options granted expire after 10 years for employees and 5 years for non-employees from the grant date unless they are cancelled or have lapsed.

As at the end of the financial year, details of the options granted under the Scheme on the unissued ordinary shares of $0.10 each of the Company were as follows:-

Movements of share options granted:-

Date of grant of options	Exercise price	Number of options outstanding 1 Jan 2001	Options granted	Options exercised	Options cancelled/ lapsed	Number of options outstanding 31 Dec 2001	Proceeds on options excercised: Credited to share capital	Credited to share premium	Market price of shares at date of issue pursuant to the Scheme	Exercisable period
18/5/1998	$0.54	2,362,500	-	-	155,500	2,207,000	-	-	$0.63 to $0.64	18/5/99 to 17/5/03
9/3/2000	$0.57	6,234,000	-	-	760,400	5,473,600	-	-	$0.67 to $0.68	9/3/01 to 8/3/05
15/2/2001	$0.43	-	12,191,000	-	1,512,000	10,679,000	-	-	$0.44	15/2/02 to 14/2/11
		8,596,500	12,191,000	-	2,427,900	18,359,600	-	-		

17. Employee Benefits (cont'd)

Equity compensation benefits (cont'd)

Movements of share options vested:-

Date of grant of options	Number of options vested 1 Jan 2001	Number of options vested in 2001	Number of options exercised in 2001	Number of options cancelled/ lapsed in 2001	Number of options vested 31 Dec 2001	Exercisable period
18/5/1998	2,362,500	-	-	155,500	2,207,000	18/5/99 to 17/5/03
9/3/2000	-	6,234,000	-	760,400	5,473,600	9/3/01 to 8/3/05
	2,362,500	6,234,000	-	915,900	7,680,600	

18. Share Capital

	The Company			
	No. of Shares '000	2001 $'000	No. of Shares '000	2000 $'000
Authorised: 500,000,000 ordinary shares of $0.10 each	500,000	50,000	500,000	50,000
Issued and Paid-up Capital: 386,619,999 (2000: 297,120,000) ordinary shares of $0.10 each fully paid	386,620	38,662	297,120	29,712
Issue of 89,219,999 new shares of $0.10 each at a premium of $0.10 per share in 2000	-	-	89,220	8,922
Issue of 280,000 new shares of $0.10 each at a premium of $0.55 per share upon the exercise of options under the Raffles Medical Group Employees' Share Option Scheme in 2000	-	-	280	28
	386,620	38,662	386,620	38,662

Unissued ordinary shares of $0.10 each of the Company under options granted to eligible directors and employees under the Company's Employees' Share Option Schemes are disclosed in Note 17.

19. Reserves

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Share premium	52,990	53,021	52,990	53,021
Exchange translation reserve	(592)	(293)	-	-
Accumulated (losses)/profit	(1,317)	9,736	9,117	7,590
	51,081	62,464	62,107	60,611

The Group and the Company

The application of the share premium account is governed by Sections 69-69F of the Singapore Companies Act, Chapter 50.

The exchange translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in reserves for the Group and the Company are set out in the Consolidated Statement of Changes in Equity and the Statement of Changes in Equity respectively.

	The Group	
	2001 $'000	2000 $'000
Retained profit comprises accumulated (losses)/profit retained in:		
The Company	9,117	7,590
Subsidiaries	(3,335)	2,550
Jointly controlled entity	(6,695)	-
Goodwill written off	(404)	(404)
	(1,317)	9,736

Goodwill written off relates to goodwill on consolidation arising from the acquisition of a subsidiary, Coors Consultants Limited, and goodwill arising from the acquisition of a medical practice, Dr Oram & Partners, in Hong Kong.

20. Revenue

Revenue for the Group represents fees invoiced and earned in respect of services provided to third parties, after eliminating inter-company transactions.

21. Profit from Ordinary Activities Before Taxation

Profit from ordinary activities before taxation includes the following:-

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
(a) Other income					
Gross dividend income from subsidiaries		-	-	175	725
Foreign exchange gain		405	-	-	-
Interest income from fixed deposits and floating rate notes		550	510	550	510
		955	510	725	1,235
(b) Staff costs					
Wages and salaries		41,009	29,086	20,101	15,279
Contributions to defined contribution plans		3,818	1,973	2,043	1,274
Increase in liability for short-term accumulating compensated absences	17	193	20	117	20
		45,020	31,079	22,261	16,573
Number of employees as at 31 December		957	737	512	470
(c) Other operating expenses					
Allowances made for doubtful trade receivables	9	815	371	304	194
Auditors' remuneration:-					
Auditors of the Company - KPMG Singapore		55	53	31	28
Other auditors		20	24	-	-
Non-audit fees paid to auditors of the Company		18	18	6	5
Property, plant and equipment written off		346	117	71	7
Rental expenses		6,100	4,862	3,003	3,069
Others		12,387	11,081	10,849	11,560
		19,741	16,526	14,264	14,863

21. Profit from Ordinary Activities Before Taxation (cont'd)

(d) Directors' remuneration

Directors' remuneration is recognised in the following line items in the profit and loss accounts

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Staff cost:-				
- Directors of the Company	992	2,550	697	1,379
- Other directors	1,759	276	-	-
Other operating expenses:-				
Directors' fees				
-Directors of the Company	85	50	70	50
	2,836	2,876	767	1,429

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
(e) Finance costs				
Interest paid and payable on:-				
Bank loans	38	118	-	-
Bank overdrafts	32	22	-	-
	70	140	-	-

22. Write Down of Investment and Intangible Assets

		The Group		The Company	
	Note	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Write down of unquoted equity investment	6	700	-	700	-
Write down of intangible assets	7	580	-	-	-
		1,280	-	700	-

23. Taxation

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Based on profit for the year:-				
Current taxation	1,514	2,004	1,420	1,318
Deferred taxation	111	(162)	64	(44)
	1,625	1,842	1,484	1,274
Under/(Over)provision in respect of prior year:-				
Current taxation	(92)	128	-	53
Deferred taxation	-	(133)	-	(80)
	1,533	1,837	1,484	1,247

23. Taxation (cont'd)

The Group

In 2001, there is a tax charge despite the Group incurring losses as the tax losses of certain subsidiary companies cannot be utilised to offset against the profits of the Company and other profitable subsidiary companies.

In 2000, the tax charge for the Group is higher than that arrived at by applying the statutory income tax rate to the Group profit before tax due mainly to certain expenses which are disallowed for tax purposes offset by utilisation of brought forward tax losses by an overseas subsidiary.

As at 31 December 2001, the Group has unutilised tax losses and unutilised capital allowances amounting to approximately $11,627,000 (2000: $4,780,000) available for set off against future profits, subject to agreement by the tax authorities and compliance with tax regulations in the respective country in which the subsidiaries operate.

In accordance with the accounting policy set out in Note 2(q), deferred tax benefit arising from the above tax losses and unutilised capital allowances and other timing differences amounting to approximately $1,769,000 (2000: $559,000) have not been recognised.

The Company

In 2001, the tax charge for the Company is higher than that derived at by applying the statutory tax rate of 24.5% to the profit before tax mainly due to certain provisions and expenses which are disallowed for tax purposes.

24. (Loss)/Earnings Per Share

The basic (loss)/earnings per share is based on consolidated loss (2000: profit) after tax of $8,718,000 (2000: $5,286,000) and 386,619,999 (2000: weighted average 369,862,929) shares.

The fully diluted (loss)/earnings per share is the same as the basic (loss)/earnings per share as the exercise of the share options is anti-dilutive and will result in a decrease/increase in the (loss)/earnings per share.

25. Changes in Accounting Policies

(a) Adoption of new/revised accounting standards and their effects

In 2001, the Company adopted new/revised standards in the manner elaborated below:-

SAS 10 (revised 2000) - Events after the Balance Sheet date

The adoption of SAS 10 has resulted in the Group and the Company reversing the liability for proposed final dividends. The new accounting policy is to recognise proposed final dividends only after they have been formally declared payable by shareholders (refer to note 26). The change has been applied retrospectively by adjusting the opening balances of accumulated profits at 1 January 2000 and 2001; comparatives have been restated.

25. Changes in Accounting Policies (cont'd)

(a) Adoption of new/revised accounting standards and their effects (cont'd)

SAS 17 (2000) - Employee Benefits

The adoption of SAS 17 has resulted in the Group and the Company making provisions for the obligations in respect of short-term employee benefits in the form of accumulating compensated balances. These obligations are provided when the employees render services that increase their entitlement to future compensated absences (refer to note 17). The new accounting policy has been applied retrospectively by adjusting the opening balances of accumulated profits at 1 January 2000 and 2001; comparatives have been restated.

SAS 22 (revised 2000) - Business Combination

On adoption of SAS 22, the Group has changed the accounting policy on the treatment of goodwill and negative goodwill arising on acquisition of business (refer to note 2(p)). The Group has adopted the transitional provision of not restating the goodwill (negative goodwill) that has been previously written off against revenue reserves, with the view of including the attributable goodwill (negative goodwill) in the determination of profit or loss when the businesses are disposed of or discontinued. The result of adopting this choice of transitional provision is that the adoption of SAS 22 has no effect on the comparatives or the opening balances of accumulated profit.

SAS 34 (2000) - Intangible Assets

The adoption of SAS 34, has resulted in the Group derecognising the deferred expenditure in a jointly controlled entity that does not meet the recognition criteria given in the standard.

The new accounting policy has been applied retrospectively by adjusting the opening balance of accumulated loss at 1 January 2001 and 1 January 2000.

Other Standards

The adoption of SAS 8 (revised 2000) - *Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies*, SAS 32 (2000) - *Financial Instruments: Disclosure and Presentation*, SAS 35 (2000) - *Discontinuing Operations* and SAS 36 (2000) - *Impairment of Assets*, SAS 31 (2000) - *Provisions, Contingent Liabilities and Contingent Assets* have not given rise to any adjustments to the opening balances of accumulated profits of the prior and current periods or to changes in comparatives.

25. Changes in Accounting Policies (cont'd)

(b) Effects of changes in accounting policies

The changes in accounting policies, to the extent that they are applied retrospectively, have the following impact (net of tax):-

	Note	The Group 2001 $'000	The Group 2000 $'000	The Company 2001 $'000	The Company 2000 $'000
Effect of changes in accounting policy on accumulated profits:					
Opening accumulated profits, as previously reported		7,659	5,221	5,405	4,595
Effect of adopting SAS 10	26	2,335	1,771	2,335	1,771
Effect of adopting SAS 17 (employee benefits)	17	(150)	(130)	(150)	(130)
Effect of adopting SAS 34	5	(108)	(108)	-	-
		2,077	1,533	2,185	1,641
Opening accumulated profits, restated		9,736	6,754	7,590	6,236
Effect of changes in accounting policy on net profit for the year:					
Net (loss)/profit before changes in accounting policies		(8,525)	5,306	3,979	3,678
Effect of adopting SAS 17 (employee benefits)	17&21	(193)	(20)	(117)	(20)
Net (loss)/profit for the year		(8,718)	5,286	3,862	3,658

26. Dividends

	The Group and The Company 2001 $'000	The Group and The Company 2000 $'000
As previously reported:		
- Final dividend proposed of 8% less tax at 24.5% in respect of year 2000	-	2,335
Effect of adopting SAS 10:		
- Reversal of final dividend proposed of 8% less tax at 24.5% in respect of year 2000	-	(2,335)
- Final dividend paid of 8% less tax at 25.5% in respect of year 1999	-	1,771
	-	1,771
Final dividend paid of 8% less tax at 24.5% in respect of year 2000	2,335	-
	2,335	1,771

26. Dividends (cont'd)

After the balance sheet date, the Directors proposed the following dividends. The dividends have not been provided for.

	The Group and The Company	
	2001 $'000	2000 $'000
Final dividend proposed of 8% (2000: 8%) less tax at 24.5% (2000: 24.5%)	2,335	2,335

27. Operating Lease Commitments

At 31 December 2001, the Group and the Company have commitments for future minimum lease payments under non-cancellable operating leases as follows:-

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Payable:-				
Within 1 year	4,851	2,230	1,203	2,209
After 1 year but within 5 years	22,670	1,126	834	965
After 5 years	1,518	-	-	-

The leases typically run for an initial period of three to six years, with an option to renew the lease after that date. For renewed leases, the lease payments are determined based on the prevailing market rent at the point of renewal.

28. Significant Related Parties Transactions

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

During the year, there were the following significant related party transactions carried out on terms agreed between the parties:-

	The Group		The Company	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Rental expenses paid to companies in which a director has a substantial interest	425	2,057	30	120
Purchase of fixed assets from a company in which a director has a substantial interest	546	-	546	-

29. Financial Instruments

(a) Financial risk management objectives and policies

The Group is exposed to credit risk, interest rate risk and foreign currency risk which arises in the normal course of the Group's business. The Group has risk management policies and guidelines which set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

(b) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on customers requiring credit over the recommended limit set by management.

(c) Interest rate risk

The Group's exposure to interest rate risk relates primarily to bank facilities and commercial papers with financial institutions.

(d) Foreign currency risk

In respect of other monetary assets and liabilities held in currencies other than in Singapore dollars, the Group ensures that the net exposure to currency fluctuation is kept to an acceptable level.

(e) Fair value

The carrying values of trade and other receivables, cash and cash equivalents, trade and other payables and bank overdraft approximate fair value as these financial instruments are short-term in nature or are receivable or payable on demand.

It is not practical to estimate their fair values of unquoted investments because of a lack of quoted market prices and the difficulty of obtaining a reliable or similar financial instrument for any comparison or estimation to be made. Management believes that the carrying amounts recorded at balance sheet date reflect the corresponding fair value.

The non-trade balances with subsidiaries and a jointly controlled entity are unsecured and have no fixed terms of repayment. The fair value of these balances cannot be practically determined as there are no fixed terms of repayment to ascertain the future cash flows reliably.

30. Contingent Liabilities (Secured)

As at 31 December 2001, the Company has given to banks guarantees (secured) amounting to $43,484,000 (2000: $58,228,000) in respect of credit facilities extended to its subsidiaries and a jointly controlled entity.

31. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments

The Group comprises the following main business segments:-

Healthcare	: The operations of medical clinics and other general and specialised medical services and the operation of a hospital.
Diagnostics	: The business of medical laboratory and imaging centre.
Investment Holdings	: The investment in a jointly controlled entity and unquoted equity investment.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Segment assets are based on the geographical location of the assets.

(a) Business Segments

	Healthcare $'000	Diagnostics $'000	Investment holdings $'000	Eliminations $'000	Consolidated $'000
2001					
Revenue and expenses					
Total revenue from external customers	76,213	91	-	-	76,304
Inter-segment revenue	3,119	4,660	-	(7,779)	-
	79,332	4,751	-	(7,779)	76,304
Segment results	(1,555)	1,027	-	-	(528)
Finance costs					(70)
Share of loss in a jointly controlled entity	-	-	(6,587)	-	(6,587)
Taxation					(1,533)
Net loss for the year					(8,718)

31. **Segment Reporting** (cont'd)

(a) ***Business Segments*** (cont'd)

	Healthcare $'000	Diagnostics $'000	Investment holdings $'000	Eliminations $'000	Consolidated $'000
Other segmental information					
Capital expenditure	9,263	3,551	-	-	12,814
Depreciation expense	2,251	219	-	-	2,470
Amortisation expense	58	-	-	-	58
Other non-cash expenses	2,870	-	-	-	2,870
2000					
Revenue and expenses					
Total revenue from external customers	62,772	17	-	-	62,789
Inter-segment revenue	2,140	3,518	-	(5,658)	-
	64,912	3,535	-	(5,658)	62,789
Segment results	6,349	914	-	-	7,263
Finance costs					(140)
Taxation					(1,837)
Net profit for the year					5,286
Other segmental information					
Capital expenditure	2,496	103	-	-	2,599
Depreciation expense	1,426	41	-	-	1,467
Amortisation expense	47	-	-	-	47
Other non-cash expenses	488	-	-	-	488

31. Segment Reporting (cont'd)

(a) *Business Segments* (cont'd)

	Healthcare $'000	Diagnostics $'000	Investment holdings $'000	Eliminations $'000	Conso-lidated $'000
2001					
Assets and Liabilities					
Segment assets	55,095	8,156	-	-	63,251
Investment in jointly controlled entity	-	-	49,675	-	49,675
Total assets					112,926
Segment liabilities	19,630	3,553	-	-	23,183
Total liabilities					23,183
2000					
Segment assets	56,130	4,643	700	-	61,473
Investment in jointly controlled entity	-	-	56,262	-	56,262
Total assets					117,735
Segment liabilities	15,922	687	-	-	16,609
Total liabilities					16,609

(b) *Geographical Segments*

	Singapore $'000	Hong Kong $'000	Consolidated $'000
2001			
Total revenue from external customers	70,877	5,427	76,304
Segment assets	110,622	2,304	112,926
Capital expenditure	12,595	219	12,814
2000			
Total revenue from external customers	55,620	7,169	62,789
Segment assets	115,115	2,620	117,735
Capital expenditure	2,050	549	2,599

32. Holding Company

The immediate and ultimate holding company is Raffles Medical Holdings Pte Ltd, a company incorporated in the Republic of Singapore.

33. Comparative Information

Comparatives in the financial statements have been changed from the previous year due to the adoption of the requirements of the new/revised accounting standards stated in note 25.

Additional Information
31 December 2001

1. Directors' Remuneration

The following information relates to remuneration of directors of Raffles Medical Group Ltd:-

	Number of Directors 2001	Number of Directors 2000
Remuneration Bands		
$500,000 and above	1	2
$250,000 - $499,999	-	-
Below $250,000	4	6
	5	8

Shareholdings Statistics
as at 8 April 2002

Share Capital

Authorized Share Capital	:	$50,000,000
Issued and Fully Paid-up Capital	:	$38,619,999
Class of Shares	:	Ordinary shares of $0.10 each fully paid
Voting Rights	:	One vote per share

Analysis of Shareholdings

Range of Shareholdings	Number of Shareholders	%	Number of Shareholders	%
1 – 1,000	1,507	15.85	1,494,010	0.39
1,001 – 10,000	6,223	65.43	27,448,140	7.10
10,001 – 1,000,000	1,767	18.58	61,121,206	15.81
1,000,0001 and above	13	0.14	296,556,643	76.70
	9,510	100.00	386,619,999	100.00

Substantial Shareholders

	Direct Interest as at 8 April 2002	Percentage of Issued Shares	Deemed Interest as at 8 April 2002	Percentage of Issued Shares
Dr Loo Choon Yong	50,707,999	13.10	206,157,000	53.32
Raffles Medical Holdings Pte Ltd	205,907,000	53.26	-	-

Major Shareholders List

S/no.	Name	Number of shares held	%
1	Raffles Medical Holdings Pte Ltd	125,907,000	32.57
2	Overseas Union Bank Nominees Pte Ltd	83,382,400	21.57
3	Loo Choon Yong	37,870,206	9.80
4	DBS Nominees Pte Ltd	23,849,893	6.17
5	United Overseas Bank Nominees Pte Ltd	11,475,000	2.97
6	Overseas Chinese Bank Nominees Pte Ltd	4,824,000	1.25
7	Yii Hee Seng	1,703,000	0.44
8	Yang Ching Yu	1,560,000	0.40
9	Goh Ah Hoe	1,450,000	0.38
10	Shek Chee Keong	1,273,000	0.33
11	Kwok Wai Ling	1,142,000	0.29
12	Teh Lim Song	1,095,000	0.28
13	UOB Kay Hian Pte Ltd	1,025,144	0.26
14	G K Goh Stockbrokers Pte Ltd	934,900	0.24
15	Citibank Consumer Nominees Pte Ltd	933,000	0.24
16	Hong Leong Finance Nominees Pte Ltd	898,600	0.23
17	Kim Eng Ong Asia Securities Pte Ltd	857,000	0.22
18	OCBC Securities Private Ltd	815,000	0.21
19	Chua Che Ho	650,000	0.17
20	Chin Chai Development Pte Ltd	645,000	0.17
		302,290,243	78.19

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 13th Annual General Meeting of the Company will be held at the Board Room of the Company at 585 North Bridge Road, #11-00 Raffles Hospital, Singapore 188770 on Friday, 31 May 2002 at 4.00 pm to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Accounts and the Auditors' Report thereon for the year ended 31 December 2001. **(Resolution 1)**

2. To approve the payment of a first and final dividend of 8% less tax for the year ended 31 December 2001. **(Resolution 2)**

3. To approve Directors' fees for the year ended 31 December 2001. **(Resolution 3)**

4. To re-elect the following Director who is retiring under Article 97 of the Articles of Association of the Company:
   4.1 Assoc Prof Wee Beng Geok **(Resolution 4)**
   subject to her appointment, Assoc Prof Wee who is an Independent Director pursuant to clause 9B02(2) of the Listing Manual of the Singapore Exchange will be re-appointed as Member of the Audit Committee.

5. To re-appoint KPMG as Auditors and authorize Directors to fix their remuneration. **(Resolution 5)**

AS SPECIAL BUSINESS

6. To consider and, if thought fit, pass the following Ordinary Resolutions:
   RESOLVED that:

   the Directors be and hereby authorised pursuant to the provisions of Section 161 of the Companies Act, Cap. 50 to allot and issue such of the unissued shares of the Company on such terms and conditions and with such rights or restrictions as they may deem fit PROVIDED ALWAYS THAT:

   (i) the aggregate number of shares to be issued pursuant to this Resolution does not exceed fifty percent (50%) of the issued share capital of the Company, for the time being and

   (ii) the aggregate number of shares issued other than on a pro-rata basis to the existing shareholders does not exceed twenty percent (20%) of the issued share capital of the Company for the time being and

   that such authority shall continue in force until the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. **(Resolution 6)**

7. the Directors of the Company be and are hereby authorised to offer and grant options in accordance with the provisions of the Raffles Medical Group (2000) Share Option Scheme (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of such options under the Scheme, provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 15 percent of the total issued share capital of the Company from time to time. **(Resolution 7)**

8. To transact any other business which may be properly transacted at an Annual General Meeting.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 8 June 2002, for the preparation of dividend warrants. Duly completed transfers received by the Company's Register, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to the close of the business at 5.00 p.m. on 7 June 2002 will be registered to determine shareholders' entitlement to the proposed dividend. The proposed first and final dividend if approved at the Annual General Meeting will be paid on 19 June 2002.

BY ORDER OF THE BOARD

Moiz Tyebally
Company Secretary
Singapore, 6 May 2002

Proxy Form

I/We ____

of ____

being a member/member of the abovementioned Company hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

Add/or (delete as appropriate)

As my/our proxy/proxies to attend and to vote for me/us on my/our behalf, and if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Friday, 31 May 2002 at 4.00 pm and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish to vote (s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matters arising at the Annual General Meeting).

No.	ORDINARY RESOLUTION		FOR	AGAINST
1	Adoption of Report and Accounts	(Resolution 1)		
2	Declaration of Dividend	(Resolution 2)		
3	Approval of Directors' Fee	(Resolution 3)		
4	Re-election of the following Director in accordance with Article 97 of the Articles of Association of Company			
	4.1 Assoc Prof Wee Beng Geok	(Resolution 4)		
5	Re-appointment of KPMG as Auditors	(Resolution 5)		
6	Authority to issue shares up to 50% of issued capital	(Resolution 6)		
7	Authority to offer and grant options	(Resolution 7)		

Dated this ____________ day of ____________ 2002

Total Number of Shares Held

____

Signature(s) of Member(s) or Common Seal

FOLD THIS FLAP FOR SEALING

Please
Affix
Stamp
here

The Company Secretary
Raffles Medical Group Ltd
585 North Bridge Road
#11-00 Raffles Hospital
Singapore 188770

2ND FOLD HERE

NOTES TO PROXY FORM:

A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. Such proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

The instrument appointing a proxy or proxies (together with the power of attorney, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the registered office of the Company at 585 North Bridge Road, #11-00 Raffles Hospital, Singapore 188770, not later than 48 hours before the time appointed for the Annual General Meeting.

A corporation which is a member may authorise by a resolution of its directors or other governing body such person as it thinks fit to act as its representative at the 13th Annual General Meeting, in accordance with Section 179 of the Companies Act, Cap. 50 of Singapore.

3RD FOLD HERE

Please inset the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert the number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members.

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specific in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited ("CDP") to the Company.

Raffles Hospital

585 North Bridge Road Singapore 188770
www.rafflesmedical.com

General Enquiries	6311 1111
Fax	6311 2390
Email	enquiries@raffleshospital.com

24 Hour Walk-In Clinic	
Accident & Emergency	6311 1555
Admissions / Business Office	6311 1888
Raffles International Patients Centre	6311 1666
Raffles Health Screeners	6311 1260
Physiotherapy Centre	6311 2350
Raffles Diagnostica	
○ Clinical Laboratory	6311 1760
○ Radiology	6311 1290

Raffles Specialist Centre

Specialist Appointments Hotline	6311 1222
Fax	6311 2136
Email	specialist@raffleshospital.com

- Children's Clinic
- Eye & ENT Centre
- Internal Medicine Centre
- Raffles Cancer Centre
  Affiliated to Memorial Sloan Kettering Cancer Center, New York, USA
- Raffles Denticare
- Raffles Heart Centre
- Surgery & Orthopaedics Centre
- Women's Centre

Singapore Clinics

Adult & Child Counselling Centre	6738 3533
Alexandra	6479 3818
Anchorpoint	6479 3818
Ang Mo Kio	6453 2288
Anson	6225 2188
Bedok	6441 1736
Bishan	6456 7122
Causeway Point	6894 0777
Clementi	6872 9043
Far East Square	6532 7667
Grand Plaza	6333 0551
Hougang 501	6388 0088
Hougang Central	6386 7896
Jurong East	6899 6688
Loyang Point	6585 3333
Marina Square	6339 6644
Marsiling	6363 9000
Millenia Walk	6337 6000
Ngee Ann City	6734 7355
Raffles Airport Medical Centre	
○ Airport Passsenger Terminal Two	6543 1118
○ Airport Transit One	6543 1113
○ Airport Transit Two	6543 1118
○ Changi Cargo Complex	6543 1038
Raffles Place – Caltex House	6535 2222
Robinson Road – Capital Tower	6323 5212
Robinson Road – Ogilvy Centre	6223 1188
Siglap	6442 0488
Singapore Post Centre	6841 2007
Suntec City	6334 7667
Tampines Central – DBS Tampines Centre	6788 6833
Tampines Junction	6788 2222
Ten Mile Junction	6767 8377
Toa Payoh Central	6254 7667
Yishun	6755 0049

Hong Kong Clinics

Central	
Bank of America Tower	(852) 2525 1730
Chek Lap Kok Hong Kong International Airport	
Passenger Terminal Building	
○ Landside Clinic	(852) 2261 2626
○ Airside Clinic	(852) 2261 0606
Discovery Bay	(852) 2987 0200
Gold Coast	(852) 2457 7889
Singapore International School	(852) 2870 1900

a U K U L E L E design, singapore

RafflesMedicalGroup
585 North Bridge Road #11-00 Raffles Hospital Singapore 188770
Tel: 6311 1111 Fax: 6338 1318
www.rafflesmedical.com